SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 11-K ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [for the fiscal year ended December 31, 2004; or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

RELIV’ INTERNATIONAL, INC. 401(k) PLAN (Full Title of Plan)

RELIV’ INTERNATIONAL, INC. (Name of Issuer of the Securities held Pursuant to the Plan)

Commission File No. 1-11768

Delaware	37-1172197
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
(Address of principal executive offices) (Zip Code)

(636) 537-9715
(Registrant’s telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2005	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick

Stephen M. Merrick, Senior Vice President of Reliv’ International, Inc., Trustee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Reliv’ International, Inc. 401(k) Plan Years Ended December 31, 2004 and 2003

Reliv’ International, Inc. 401(k) Plan Financial Statements and Supplemental Schedule Years Ended December 31, 2004 and 2003 Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv’ International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv’ International, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri May 10, 2005
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Reliv’ International, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash	$30,867	$447
Investments, at fair value:
Mutual funds	3,646,800	2,416,768
Reliv’ International, Inc. stock	6,083,587	3,552,974
Life insurance policy	—	5,676
Participant loans receivable	121,929	155,183

Total investments	9,852,316	6,130,601

Receivables
Participants’ contributions	—	895
Employer’s contributions	—	671

Total receivables	—	1,566

Total assets	9,883,183	6,132,614

Net assets available for benefits	$9,883,183	$6,132,614

See accompanying notes.
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Reliv’ International, Inc. 401(k) Plan Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003

Additions
Investment income (loss):
Net realized and unrealized appreciation in fair value of investments	$2,962,505	$1,336,015
Interest and dividends	150,773	36,947
Changes in the cash surrender value of life insurance	(5,676)	(7,508)

	3,107,602	1,365,454

Contributions:
Employer	337,833	288,380
Participants	490,717	387,098

	828,550	675,478

Total additions	3,936,152	2,040,932

Deductions
Benefits paid to participants	163,308	75,609
Administrative expenses	22,275	15,951

Total deductions	185,583	91,560

Net increase in net assets available for benefits	3,750,569	1,949,372
Net assets available for benefits:
Beginning of year	6,132,614	4,183,242

End of year	$9,883,183	$6,132,614

See accompanying notes.
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Reliv’ International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004

1.  Description of the Plan

The following description of the Reliv’ International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2004.

General

The Plan is a defined contribution plan covering all employees of Reliv’ International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2004 and 2003, the Company contributed on behalf of each participant an amount equal to .75% of the first 15% of the participant’s compensation actually deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent company contributions to the Plan.

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Reliv’ International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) plan earnings and is charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Life insurance policies are recorded at their cash surrender values.

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Reliv’ International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Participant loans are valued at cost, which approximates fair market value. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $2,376 and $11,516 at December 31, 2004 and 2003, respectively. Forfeitures used to offset employer contributions amounted to $8,263 and $-0- during the years ended December 31, 2004 and 2003, respectively.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees, which are charged to the applicable participants.

3.  Investments

All investments are participant-directed.

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Reliv’ International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2004 and 2003, are summarized as follows:

	December 31
	2004	2003

Investments in company stock:
Reliv’ International, Inc.	$6,083,587	$3,552,974
Mutual funds:
EuroPacific Growth Fund – Class A	Less than 5%	332,467
Federated Capital Preservation Fund	Less than 5%	358,523
The Growth Fund of America – Class A	Less than 5%	320,099

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation in Fair Value
	2004	2003

Mutual funds	$308,201	$375,026
Reliv’ International, Inc. common stock	2,654,304	960,989

	$2,962,505	$1,336,015

Total cash dividends related to Reliv’ International, Inc. common stock were $44,419 and $-0- during the years ended December 31, 2004 and 2003, respectively.

4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts

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Reliv’ International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.  Income Tax Status

The plan sponsor has not received a determination letter on its adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2002-6, the plan sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (the Code) to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule
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Reliv’ International, Inc. 401(k) Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) EIN 37-1172197 Plan No. 001 December 31, 2004

Identify of Issuer	Description of Investment	Current Value

PIMCO Total Return, Admin Class	36,079.265 shares, mutual fund	$384,966
Davis New York Venture Class A	10,793.765 shares, mutual fund	331,261
Dreyfus S&P 500 Index Fund	9,704.092 shares, mutual fund	342,263
The Growth Fund of America – Class A	16,734.276 shares, mutual fund	458,184
Turner Midcap Growth Fund	8,633.854 shares, mutual fund	210,925
EuroPacific Growth Fund – Class A	12,846.039 shares, mutual fund	457,704
Delaware REIT Fund A Class	10,572.934 shares, mutual fund	225,098
Federated Capital Preservation Fund	45,838.804 shares, mutual fund	458,388
Lord Abbett Mid Cap Value Fund	7,445.583 shares, mutual fund	168,494
American AAdvantage Small Cap Val Plan	22,508.847 shares, mutual fund	448,151
Columbia Acorn Z Fund	6,100.787 shares, mutual fund	161,366
Reliv’ International, Inc.*	677,850 shares of company stock	6,083,587
Various participants*	Participant loans, interest rates of 5.00% to 7.75%, maturing between 2005 and 2018	121,929

		$9,852,316

*Represents a party in interest.
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